Exhibit 99.1
Resource Extraction Payment Report
Government-level disclosure
All payments are made out of APA Corporation's three operating segments: the U.S., Egypt, and offshore the U.K. in the North Sea.
The table below sets forth our payments made to governments for the fiscal year ended December 31, 2023, by country and type of payment.

		For the Year Ended December 31, 2023
Government Entity	Subnational Jurisdiction(2)	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Total

		(U.S. $ in thousands)(1)
United States
Bureau of Safety & Environmental Enforcement	Offshore – Gulf of Mexico – Texas	$—	$—	$182	$—	$—	$182
Office of Natural Resources Revenue	Offshore – Gulf of Mexico – Texas	—	5,690	1	—	—	5,691
Office of Natural Resources Revenue	Onshore – New Mexico	—	40,861	12	—	—	40,873
United Kingdom
HM Revenue & Customs (HMRC)	Offshore – North Sea – Great Britain	435,840	—	—	—	—	435,840
Aberdeen City Council Business Rate	Offshore – North Sea – Great Britain	—	—	1,103	—	—	1,103
Department For Business, Energy, & Industrial Strategy	Offshore – North Sea – Great Britain	—	—	344	—	—	344
Egypt
Egyptian General Petroleum Corporation	Onshore – Egypt – Western Desert	—	—	8,800	465,284	10,000	484,084
Egyptian Tax Authority	Onshore – Egypt – Western Desert	843,606	—	—	—	—	843,606
		$1,279,446	$46,551	$10,442	$465,284	$10,000	$1,811,723
(1) All payments are reported in U.S. dollars. Payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate existing at the time the payment was made.
(2) Projects are disclosed by subnational political jurisdiction as all payments have the same type of resource (oil/natural gas) and extraction method (well).